Exhibit (a)(1)

575 Lexington Avenue, 14TH Floor, New York, NY 10022 P 877.940.8777 | F 303.648.5142 | NorthStarHealthcareREIT.com

October 17, 2024
Dear Stockholder:
We are writing to you on behalf of the board of directors (the “Board”) of NorthStar Healthcare Income, Inc. (“NorthStar Healthcare”) about an unsolicited tender offer being made for your shares of NorthStar Healthcare’s common stock by Comrit Investments 1, Limited Partnership (“Comrit”), an unaffiliated third party.
Comrit has notified NorthStar Healthcare that it has made an unsolicited tender offer to all of our stockholders (the “Offer”). You may have already received Comrit’s Offer materials. Comrit is offering to purchase up to an aggregate of 3,000,000 shares of NorthStar Healthcare’s common stock at a price of $1.05 per share (the “Offer Price”).
NorthStar Healthcare is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, to inform you of its position, if any, with respect to the Offer. In evaluating the terms of the Offer, the Board has: (1) consulted with members of NorthStar Healthcare’s management and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to NorthStar Healthcare’s business, financial condition and portfolio of assets; and (4) taken into account that Comrit is making the Offer for investment purposes with the intention of making a profit from any tendered shares.
Based on its evaluation, the Board does not recommend or endorse the Offer and has unanimously determined that the Offer is not in the best interests of NorthStar Healthcare’s stockholders.
The following are the material factors considered by the Board in evaluating the Offer:
1.The Offer Price is substantially below NorthStar Healthcare’s estimated net asset value per share of $2.96 as of June 30, 2024 (the “Estimated Value”), which was approved and established by the Board on October 15, 2024 with the assistance of a third-party independent valuation and consulting firm. The Estimated Value is based on the estimated value of NorthStar Healthcare’s total assets, less total liabilities, or approximately $550.5 million, divided by the total number of shares outstanding, or 185,712,103, in each case as of June 30, 2024. The Estimated Value is based upon a number of estimates and assumptions that may later prove to be inaccurate or incomplete. In addition, the Estimated Value is as of a specific date and is expected to fluctuate over time. Refer to NorthStar Healthcare’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2024 for more information about the determination of the Estimated Value.
2.The Board believes the Offer represents an opportunistic attempt by Comrit to purchase shares to make a profit. Comrit has stated that the Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the [s]hares” and admits that in establishing the purchase price of $1.05 per share, it was “motivated to establish the lowest price which might be acceptable” to NorthStar Healthcare’s stockholders. Comrit further acknowledges that the Offer Price has not been the subject of any fairness opinion, and Comrit has made no representation regarding the fairness of the Offer Price.
3.The Board acknowledges there is no established trading market for NorthStar Healthcare’s common stock. In addition, NorthStar Healthcare’s share repurchase program, which enabled stockholders to sell their shares in limited circumstances, has been suspended since April 30, 2020. The Board further acknowledges that NorthStar Healthcare is not paying recurring distributions, and the Board has instead stated that it will evaluate special distributions in connection with asset sales and other realization events on a case-by-case basis.
4.As of September 30, 2024, after giving effect to the recently completed disposition, NorthStar Healthcare has more than $300 million of available cash. As a result, NorthStar Healthcare has disclosed that it intends to evaluate over the coming months how best to use available cash to further its primary objective, which is to maximize value and generate liquidity for stockholders. In doing so, NorthStar Healthcare is taking into consideration, among other factors, current and projected liquidity needs, near-term debt maturities, leverage strategy, the potential impact on any liquidity event that may be pursued in the future and potential additional special distributions to stockholders.
5.NorthStar Healthcare’s strategy, to pursue dispositions that will achieve a desired return and generate value for stockholders, is significantly impacted by market conditions. With the recent interest rate cuts in September 2024, and the positive market dynamics for the seniors housing industry specifically, NorthStar Healthcare is optimistic that it will begin to see increased transaction activity and more robust capital markets. As a result, the Board is focused on the evaluation of market conditions, performance and disposition opportunities with the goal of providing liquidity to stockholders without compromising on value. However, the Board cannot make any assurances regarding the timing of providing liquidity to stockholders or the value of the shares that may be realizable in connection with a liquidity event.
Each stockholder must make his or her own independent decision regarding whether to tender or refrain from tendering his or her shares. We recommend you carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences and (v) other factors you determine are relevant to your decision. You should carefully review all of the Offer documents sent to you by Comrit, as well as NorthStar Healthcare’s publicly available annual, quarterly and other reports, and consult with your own financial, tax and other advisors in evaluating the Offer before deciding whether to tender your shares of NorthStar Healthcare’s common stock.
If you wish to reject the Offer and retain your shares, no action is necessary. If you have already agreed to tender your shares pursuant to the Offer, you may withdraw your acceptance of the Offer by notifying Comrit at any time prior to the termination of the Offer, which does not initially expire until December 11, 2024. As provided by Comrit in the Offer, stockholders who tender their shares pursuant to the Offer would thus give up their rights to distributions, if any, December 11, 2024 (or such other date to which the Offer may be extended).
PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE OF YOUR SHARES AND ITS IMPACT ON YOUR PERSONAL SITUATION.
Should you have any questions or need further information about your options, please feel free to contact NorthStar Healthcare at 575 Lexington Avenue, 14th Floor, New York, NY 10022, Attn: Investor Relations (telephone: 877-940- 8777).
Sincerely,
Kendall K. Young
Chief Executive Officer and President